November 30, 2010

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re:	BG Medicine, Inc.
Registration Statement on Form S-1
Registration No. 333-164574

Ladies and Gentlemen:

On behalf of BG Medicine, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 (the “Amendment”) to the Company’s Registration Statement on Form S-1, initially filed with the Commission on January 29, 2010, and as amended by Amendment No. 1 filed on February 12, 2010, Amendment No. 2 filed on March 12, 2010, Amendment No. 3 filed on August 31, 2010, Amendment No. 4 on November 8, 2010 and Amendment No. 5 on November 22, 2010 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated November 29, 2010 from John Reynolds, Assistant Director, to Pieter Muntendam, M.D., the Company’s President and Chief Executive Officer. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Mr. Reynolds as well as to each of Damon Colbert, James Lopez, Steve Lo and David Walz of the Staff.

Our Company, page 1

1.	Comment: We note that you received 510(k) clearance from the FDA in November 2010 for a manual version of your BGM Galectin-3 test. We also note that you believe that automated instrument versions of your test will be required for you to achieve broad customer acceptance and clinical adoption. Please revise your prospectus here and wherever appropriate to clarify the expected timeline for FDA clearance of the automated instrument versions of your test.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

November 30, 2010

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 40, 58, 66 and 67 of the Registration Statement to clarify the expected timeline for seeking FDA clearance and commercial availability of the automated instrument versions of the Company’s BGM Galectin-3 test.

If we or our third-party manufacturer fail to comply with the FDA’s quality system regulation . . . page 23

2.	Comment: Please revise this risk factor to specify:

•	why the in-use stability study is being re-performed;

•	what type of modification would be required if you are required to “modify the product labeling for our galectin-3 test for heart failure”;

•	whether the observations were made regarding your own facilities or the facilities of Corgenix or another entity; and

•	whether the FDA has told you to cease manufacturing or if you have otherwise been forced to cease.

Also, please tell us why the subheading does not reflect the existence of the findings and related delay, or revise the subheading accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 24, 82 and 83 of the Registration Statement to include (i) why the in-use stability study is being re-performed; (ii) the type of modification that would be required if the Company were required to modify the product labeling for its galectin-3 test for heart failure; (iii) that the observations were made with respect to the Company’s facilities; and (iv) that the FDA has not required the Company to cease manufacturing and that the Company has not otherwise been forced to cease manufacturing. Additionally, the Company has revised the risk factor subheading to reflect the existence of the findings and related delay.

*  *  *  *  *

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Securities and Exchange Commission

November 30, 2010

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me or Scott A. Samuels of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ William T. Whelan

William T. Whelan

cc:	Securities and Exchange Commission

Damon Colbert

Steve Lo

James Lopez

John Reynolds

David Walz

BG Medicine, Inc.

Pieter Muntendam, M.D.

Michael Rogers

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Scott Samuels

Linda Rockett

Garrett Winslow

Dewey & LeBoeuf LLP

Donald Murray

Angela Lin

Deloitte & Touche LLP

Joseph Apke